Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: March 9, 2018

The following script was used by Cigna Corporation's President and Chief Executive Officer, David M. Cordani, for a video that is available on www.makinghealthcaresimple.com.

•	Hi everyone.
o	I'm David Cordani, President and CEO of Cigna.
•	We have some exciting news to share.
o	Today, we announced the combination of two great companies, Cigna and Express Scripts.
•	Our two companies have a lot in common:
o	We are both community-oriented and market-oriented.
o	We are innovative, customer-centric organizations known for our emphasis on strong customer service and high quality, affordable health care services.
o	We are both committed to making health care simpler for all.
o	And we have great people!
o	Together, we have a tremendous opportunity to create and shape the future of health care, positively impacting the health and well-being of millions of people around the world.
•	We are at a pivotal moment for health care.
o	In the U.S., for example, care is fragmented, disconnected, expensive and on an unsustainable path forward.
•	We must give individuals a greater ability to better connect to their health care provider, to achieve their best health on a more affordable basis…
o	…whether they are healthy, at risk of becoming unhealthy, have a chronic disease or need acute care.
o	And we've seen, time and again, that when health care providers are better connected, supported and incented, they deliver more complete, higher quality care.
•	Societally, we must shift from equating "health care" with "sick care"
o	…to actively preventing sickness – and promoting better health – in order to improve quality of life, affordability and as a result, sustainability.
•	Further…health care decision making needs to be simplified so that healthy, affordable choices are clear and simple.
•	Our combination is a decisive move to create an expanded portfolio of integrated health services that offers
o	greater choice, alignment and value for our customers, their employers, health plans and government agencies.

•	Our combined breadth of capabilities will make it simpler for customers to access health care,
o	by removing fragmentation and friction that makes it harder for people to achieve their best health.
•	Together, we will
o	expand consumer choice…
o	strengthen the partnerships between people and their health care providers…and
o	deliver greater value.
o	From preventive care, to treatment, to cure,
▪	we will make it simpler for patients to make better decisions…
▪	for doctors to deliver the best care…
•	Cigna and Express Scripts share the same value of putting the customer, or patient, at the center of all we do.
•
We remain committed to driving smart, collaborative, innovation for the benefit of our customers and clients, and to deliver affordable and personalized service that makes a difference in our customers' lives.

•	That's why it is important we approach this combination in a manner which preserves the value that we deliver today.
•	As small teams come together to plan our Integration work and manage the regulatory review…
o	it is critical that all of us stay focused on serving and delivering our promises to our current customers and clients.
o	Post close, we will act decisively to harness the best of both companies – because society needs us to!
•	As we work together to create our new company, we know that some level of change is inevitable, and we will work to keep the lines of communication wide open.
•	Each one of us has an extraordinary responsibility – and a unique opportunity – to transform health care.
o	We are committed to supporting each of you in your career journey
▪	and believe that this combination will create even more opportunities for growth and development and the ability to
•	I want to thank you for your contributions to our success to date.
•	We are grateful for your continued focus on supporting our customers, clients, partners, communities and one another.
•	Let's continue to work every day to improve the health, well-being and sense of security of those we serve.
•	If you have any further questions, please do not hesitate to reach out to your managers, as we will be working actively to support an ongoing dialogue.

FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.
Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:
•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.
IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.
NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.